September 29, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Atterntion:   Tim Buchmiller
Re:    Arcutis Biotherapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-249124)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Arcutis Biotherapeutics, Inc. (the “Registrant”), dated September 29, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:30 p.m. Eastern Time, on Thursday, October 1, 2020, or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC
GUGGENHEIM SECURITIES, LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

By:	Guggenheim Securities, LLC

By:	/s/ Shiv Taylor
Name: Shiv Taylor
Title: Senior Managing Director